UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

Resolution on Equity Swap with SK Telecom

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to request approval from the Financial Supervisory Committee (“FSC”) regarding equity swap transaction with SK Telecom. Details are as follows:

1.
Matters resolved: authorizing approval application to be submitted to the FSC for contemplated equity swap transaction with SK Telecom pursuant to Article 106 of Regulation on Securities Issuance and Disclosure.

2.	Details of the contemplated transaction:

1)	Securities to be purchased by KT Corporation: 29,808,333 common shares of KT Corporation owned by SK Telecom.

•	15,454,659 common shares will be retired.

•	14,353,674 common shares will be held by KT Corporation to stabilize share price.

2)	Securities to be sold to SK Telecom: 8,266,923 common shares of SK Telecom owned by KT Corporation.

3.	Payment of transaction:

Either:

•	Won 224,000 per common share of SK Telecom by KT Corporation and Won 50,900 per common share of KT Corporation by SK Telecom; or

•	Payment of Won 334,550 million by SK Telecom to KT Corporation, representing the difference between the aggregate price of SK Telecom shares and the aggregate price of KT Corporation.

4.
Method of purchase: Two separate purchases through the Korean Stock Exchange pursuant to the Securities Exchange Act. One purchase will be for retirement and the other purchase will be for holding as treasury shares.

5.	Transaction period: between December 30, 2002 and January 20, 2003.

6.
Others: Above board of directors’ resolution is required as part of approval application to the FSC. A separate board of directors’ resolution will be required to authorize purchase of shares for retirement and holding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    December 20, 2002

KT Corporation

By:	/s/ Joong—Soo Nam

Name:	Joong—Soo Nam
Title:	Executive Vice President and Chief Financial Officer